VIA FACSIMILE AND U.S. MAIL


February 17, 2006

Peter S. Hellman
Chief Financial and Administrative Officer
Nordson Corporation
28601 Clemens Road
Westlake, Ohio 44145

	RE:	Form 10-K for Fiscal Year Ended October 30, 2005
      File No. 0-7977

Dear Mr. Hellman:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED OCTOBER 30, 2005

General

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, where appropriate.






Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical accounting policies and estimates, page 12

Revenue recognition, page 12

2. You indicated that you recognize revenue from contracts with multiple elements arrangements, such as those including both installation and services, when each element is earned based on objective evidence of the relative fair value of each element. If revenue is recorded after each element is earned, please disclose and demonstrate to us how your revenue recognition policies comply with
EITF 00-21.  Please specifically address the following:
*    How you determined you have more than one unit of accounting;
   * How you allocate the total consideration to each unit of accounting;
   * How you account for the direct costs of the arrangements; and
   * How you determined it is appropriate to record revenue before installation has
		occurred, if applicable.
Please also similarly revise your revenue recognition policy disclosures in your financial statement footnotes as well.

Fiscal years 2005 and 2004, page 14

3. Sales in your advanced technology segment have increased at least
20% in the last two years.   Please disclose whether, or not you
expect this trend to continue. Please also disclose why or why not and disclose the potential impact that a continued increase or sudden decrease may have on sales and operating profit in the future. Please also disclose and discuss in greater detail the underlying business reasons for the "better absorption of fixed operating expenses" during
2005 as compared to 2004, which resulted in the increase of 3% in profit margins in the advanced technology systems segment.

4. Please discuss the business reasons for the changes between periods in the gross profit and operating profit of each of your three segments. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it.
Where there is more than one business reason for any change discussed in MD&A, please attempt to quantify the incremental impact of each individual business reason discussed. Please show us what your revised MD&A for 2005 as compared to 2004 will look like. See Item
303(a)(3) of Regulation S-K and Financial Reporting Codification
501.04.






Financial Statements

Note 1 - Significant accounting policies, page 26

General

5. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling and administrative expenses line item. Please disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling and administrative expenses.

Note 3 - Retirement, pension and other postretirement plans, page
30

6. You indicate that international plans comprise 13 percent of worldwide pension assets. However, you show both your domestic plans and foreign plans combined. According to FAS 132, paragraph 38, disclosures about US plans may be combined with those about foreign plans unless the benefit obligations of the foreign plans are significant relative to the employer`s total obligation and those plans use significantly different assumptions. Please explain and provide evidence to support your combined treatment. Otherwise, please provide a disclosure that separates US plans from foreign plans. See
SFAS 132(R), paragraphs 7 and B23.

Item 9A - Controls and procedures, page 52

7. Your chief executive officer and chief financial officer concluded that your disclosure controls and procedures "are effective as of October 30, 2005 in ensuring that information required to be disclosed in reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported..." This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act.
Please revise your disclosure to also clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ernest Greene, Staff Accountant, at (202)
551-
3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.
								Sincerely,



								Rufus Decker
      							Accounting Branch Chief

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Mr. Peter S. Hellman
February 17, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE